ROBERT BRANTL, ESQ
                              322 4th Street
                           Brooklyn, NY   11215
                               718-768-6045

                                                  November 15, 2005

Via EDGAR
Jorge L. Bonilla
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re: National Energy Services Company, Inc.
             File No. 0-50089
             Form 10-KSB for the year ended October 31, 2004
             Forms 10-QSB for the quarters ended January 31, 2005, April 30,
              2005 and July 31, 2005
             Response letter dated May 26, 2005
             ----------------------------------


Dear Mr. Bonilla:

     I am writing in response to your letter to John A. Grillo dated October 5, 2005. The Staff's comments that were set forth in your letter are repeated below in bold italics.

Form 10-KSB
-----------
Financial Statements
--------------------
Note 2.  Summary of Significant Accounting Principles
-----------------------------------------------------
Revenue Recognition, page F-9
-----------------------------

     1. WE HAVE READ AND CONSIDERED YOUR RESPONSE TO OUR PRIOR COMMENT 18. PLEASE REVISE THE FOURTH PARAGRAPH ON PAGE F-12 TO DISCLOSE THE
DATE, AND THE EFFECT ON YOUR FINANCIAL STATEMENTS, OF YOUR ADOPTION
OF EITF 00-21.

     1. As requested, National Energy will revise the fourth paragraph on page F-12 to recite the following:

Jorge Bonilla
November 15, 2005
Page 2


     In November 2002, the Financial Accounting Standards Board issued EITF 00-21, "Revenue Arrangements with Multiple Deliverables", which focuses on the separation and allocation of the arrangement fee for revenue arrangements with multiple deliverables. The Company's Gatekeeper Program, in which the Company bundles its energy management service package with an installation agreement, is such an arrangement. Accordingly, the Company adopted the principles set forth in EITF 00-21 on November 1, 2003 with respect to the fiscal year that commenced on that date. The adoption of the principles of EITF 00-21 has not had a material effect on the Company's financial statements, since it was the Company's policy prior to implementation of EITF 00-21 that the Company bills separately for the energy management services and the installation, and that one service is not contingent on the other.


     2. IN YOUR RESPONSE TO COMMENT 19, YOU INDICATE THAT YOU VALUE EACH ELEMENT OF THE REVENUE GENERATING AGREEMENT IN ACCORDANCE WITH CON 6. PLEASE EXPLAIN TO US IN SUFFICIENT DETAIL HOW YOU DETERMINE THE
VALUE OF EACH OF THOSE ELEMENTS AND HOW YOU CONSIDER THE PROVISIONS
OF EITF 00-21 FOR EACH OF THESE DELIVERABLES.

     2. In accordance with paragraph 9 of EITF 00-21, National Energy considers the equipment sale and the management services agreement to each be a separate unit of accounting because (a) the equipment has standalone value to the customer (determined by the fact that the equipment is available separately from other vendors), (b) there is objective and reliable evidence of the fair value of the management services, and (c) if the customer chose to return the equipment, the management services would still be considered probable and substantially in the control of the vendor. In accordance with paragraph 16 of EITF 00-21, National Energy determines the fair value of the equipment installation deliverable by reference to the price charged for the equipment installation when sold separately from the energy services.
National Energy determines the fair value of the management services by

Jorge Bonilla
November 15, 2005
Page 3


reference to the fees charged for such management services sold separately, as well as by the residual method (i.e. total cost of the Gatekeeper Program less fair value of the equipment installation).

     3. WE HAVE READ AND CONSIDERED YOUR RESPONSE TO OUR PRIOR COMMENT 23. AS PREVIOUSLY REQUESTED, FOR EACH TYPE OF REVENUES THAT YOU RECOGNIZE PLEASE TELL US HOW YOU APPLIED EACH INDICATOR OF GROSS AND NET REPORTING OF EITF 99-19 AND HOW YOU DETERMINED THAT YOU WERE NOT AN AGENT OF THE SUPPLIER BASED ON THE GUIDANCE OF THIS STANDARD. YOUR RESPONSE SHOULD ADDRESS BUT NEED NOT BE LIMITED TO THE FOLLOWING:

     - THE SERVICES AND MATERIAL PROVIDED BY YOUR SUBCONTRACTORS TO THE FACILITIES.
     - THE SERVICES AND MATERIAL PROVIDED BY YOUR STRATEGIC ALLIANCE PARTNERS TO THE FACILITIES.
     -  THE SERVICES PROVIDED BY ENERGY SUPPLIERS AND TRANSPORTERS TO THE
        FACILITY.

     3. National Energy applies the indicators prescribed in EITF 99-19 to determine whether revenue should be reported on a gross or net basis thus:

     Equipment Sales - PP&L Spectrum
     -------------------------------

     In connection with the sales made under this arrangement, National Energy was the primary obligor and had the credit risk. However, the amount that National Energy earned was fixed, National Energy had no discretion in supplier selection, and National Energy had no physical loss inventory risk. Accordingly, National Energy reported this revenue on a net basis as a component of "management revenues."

Jorge Bonilla
November 15, 2005
Page 4

     Equipment Sales - Other
     -----------------------

     In connection with all other equipment sales, National Energy utilizes a variety of subcontractors and suppliers to fulfill its contracts. However, National Energy:

     -  is the primary obligor;
     -  has latitude in establishing price;
     -  is responsible for the installation;
     -  has discretion in supplier and subcontractor selection;
     -  is involved in determining product specifications;
     -  has physical inventory loss risk prior to delivery; and
     -  has the credit risk.

     Accordingly, National Energy reports revenue from equipment sales on a gross basis.

     Management Revenue and Energy Management Revenue
     ------------------------------------------------
     Both of these categories of revenue represent fees invoiced by National Energy for services provided directly by National Energy. Accordingly, the gross vs. net issue is not present.

     Energy Sales
     ------------

     Revenue from energy sales is reported on a gross basis, by reason of the fact that National Energy:

     -  is the primary obligor;
     -  has latitude in establishing price;
     -  has discretion in supplier selection;
     -  has physical inventory loss risk prior to delivery; and
     -  has the credit risk.

Jorge Bonilla
November 15, 2005
Page 5

     4. PLEASE EXPLAIN TO US YOUR BASIS FOR YOUR ASSERTION THAT THE EITF HAS NOT REACHED A CONSENSUS RELATING TO EITF 99-19.

     4. National Energy's response to prior Comment 23 was erroneous to the extent that it stated that the Emerging Issues Task Force has not reached a consensus with respect to the issues addressed in EITF 99-19.

Provision for Bad Debt, page F-16
---------------------------------

     5. PLEASE EXPLAIN TO US YOUR BASIS FOR USING SOP 01-6 AND REPORTING YOUR RECEIVABLES AT FAIR VALUE.

     5. The disclosure in the second paragraph on page F-16 is inaccurate. National Energy will replace the second paragraph on page F-16 with following:

         The Company reports receivables at their outstanding principle balance, adjusted for any charge-offs, allowances for losses or doubtful accounts, any deferred fees or costs on originated loans, and any unamortized premium or discount on purchased loans.

Note 4 Notes Receivable - Other, page F-17; Note 8 Long-Term Debt, page F-19
----------------------------------------------------------------------------

     6. WE HAVE READ AND CONSIDERED YOUR RESPONSE TO OUR PRIOR COMMENT 31 RELATING TO YOUR ACCOUNTING FOR THE FINANCING PROVIDED BY PP&L OR
CHARTER (THE "LENDERS") FOR THE FACILITIES' PROJECTS.  PLEASE ADDRESS
IN SUFFICIENT DETAIL THE FOLLOWING ADDITIONAL COMMENTS:

     - EXPLAIN TO US HOW THE NOTES RECEIVABLE AND NOTES PAYABLE THAT YOU RECORD WITH RESPECT TO EACH OF THESE FINANCING ARRANGEMENTS MEET EACH OF THE RECOGNITION CRITERIA OF CON 5.
     - TELL US IF THE FACILITIES SIGN A NOTE PAYABLE TO YOU ALONE, TO THE LENDERS ALONE, OR TO BOTH YOU AND THE LENDERS; OR IF THE LOAN AGREEMENT IS ONLY BETWEEN YOU AND THE LENDERS.
     -  EXPLAIN YOUR BASIS FOR RECORDING THESE NOTES RECEIVABLE AND NOTES

Jorge Bonilla
November 15, 2005
Page 6

        PAYABLE ON A GROSS BASIS.
     - TELL US THE SPECIFIC POINT IN TIME THAT YOU RECORD THESE NOTES RECEIVABLE AND NOTES PAYABLE.
     -  SHOW US THE ACCOUNTING ENTRIES THAT YOU RECORD FOR THESE
        TRANSACTIONS.
     - CLARIFY IS YOU RECOGNIZE ANY INTEREST INCOME ON THE NOTES RECEIVABLE AND INTEREST EXPENSE ON THE NOTES PAYABLE RELATING TO THESE AGREEMENTS AND IF SO, DISCLOSE HOW YOU REPORTED THEM IN THE FINANCIAL STATEMENTS, AND REFER US TO THE GAAP LITERATURE THAT SUPPORTS THIS ACCOUNTING TREATMENT.
     - PROVIDE US A COPY OF A TYPICAL LOAN AGREEMENT AND REFERENCE US TO THE SPECIFIC TERMS OF THAT AGREEMENT THAT YOU ARE RELYING UPON AS YOUR BASIS FOR YOUR ACCOUNTING TREATMENT FOR THESE TRANSACTIONS.

     6. The "Lenders" - PP&L Spectrum previously and Charter Management,
LLC currently - have made payments to National Energy of amounts invoiced by National Energy to certain Facilities. In connection with each such arrangement, National Energy has obtained a written payment commitment from the Facility that it identifies as a note receivable and made a written payment commitment to the Lender that it identifies as a note payable. (Collectively, the receivable and payables are identified as the "Notes").
The terms of the Notes are identical, except that National Energy has at times assessed a management fee equal to 1% of principal.

     In response to your comment:

     - The Notes meet the recognition criteria specified in paragraph 63 of CON 5 in that (a) the Notes meet the definition of financial statement elements - i.e. notes receivable and notes payable; (b) each note receivable and each note payable can be measured with sufficient reliability; (c) the Notes are of sufficient magnitude to have relevance to a reader of the financial statements; and (d) the recorded amounts can be relied upon for accuracy.

     - Each Facility that participated in one of these financing arrangements made a payment commitment to both National Energy and to the Lender. However, by agreement between National Energy and the Lender, National

Jorge Bonilla
November 15, 2005
Page 7

        Energy issued the monthly payment voucher, receives all payments from the Facilities, and has a payment obligation to the Lender that is independent of the payment received from the Facility.

     - The Notes have been recorded on a gross basis because National Energy's obligation with respect to a note payable to a Lender is not contingent on the Facility's satisfaction of the corresponding note receivable. Accordingly, reporting the Notes on a net basis would mislead investors as to the aggregate liabilities borne by National Energy.

     - Each Note Receivable is recorded when the Facility signs the financing agreement and the purchased equipment has been installed in the Facility. Each Note Payable is recorded when funding is received. (NOTE: The statement of revenue recognition policy in the notes to National Energy's financial statements is contradicted by the statement of policy set forth in this paragraph. The statement of revenue recognition policy will be corrected in the notes to the financial statements.)

     - As supplemental material we are delivering to you by courier two documents showing the accounting entries that National Energy records for these transactions: (1) a page titled "National Energy Services Company, Inc., The Elms Retirement Village," which shows the accounting for a single monthly payment, and (2) a document titled "Mortgage and Loan Analysis" showing the amortization of the note payable by National Energy in connection with the Elms Retirement Village financing.

     - The interest receivable with respect to the note receivable and the interest payable with respect to the note payable are identical. So National Energy nets the two items to zero. The 1% management fee is reported in "Management Revenue." This accounting treatment of interest is in accordance with EITF 99-19.

     - As supplemental material we are delivering to you by courier the following documents:

Jorge Bonilla
November 15, 2005
Page 8

        a. Master Agreement between National Energy and PP&L Spectrum. The Agreement recites at Sec. 3(e) that PP&L will provide funds to NESC, which NESC will provide to the Facilities. The Agreement further recites at Sec. 4(b) that a fixed monthly payment of principal and interest will be due from National Energy to PP&L.

        b. Form of Gatekeeper Note Agreement between National Energy and PP&L Spectrum. The note in its entirety recites and unconditional payment obligation from National Energy to PP&L. Sec. 3 in particular recites the payment obligation, and the second page contains a confession of judgment in the event of default.

        c. Form of Contract for Energy Services among National Energy, PP&L Spectrum and a sample customer. The Contract recites at Sec. 6(c) that the customer will make monthly payments to "NESC/PP&L" that will "include(s) the cost of any and all energy upgrades performed pursuant to this Agreement..." By unwritten agreement between National Energy and PP&L, all such payments were invoiced and received by National Energy - PP&L was identified in the Contract as a creditor only so that it could intervene if National Energy defaulted in its obligations to PP&L. Sec. 8(a) of the Contract provides that the Facility can terminate the Contract at any time by paying the Termination Value, and a schedule of Termination Values is attached as Exhibit B. The Termination Values represent an amortization schedule for the financing of the capital improve-ments. The effect, then, was that the financed amount was repaid by the Facility through a fixed mark-up to its monthly services bill, the mark-up being equal to the monthly reduction in "Termination Values," which represented an amortization of the financed amount.

        d. Master Agreement between National Energy and Charter Management, LLC. The Agreement recites at Sec. 2(e) that Charter will provide funds to NESC, which NESC will provide to the

Jorge Bonilla
November 15, 2005
Page 9



            Facilities. The Agreement further recites at Sec. 3(a) that National Energy "will be entitled to any profit from the Projects." Finally, the Agreement recites at Sec. 3(b) that a fixed monthly payment of principal and interest will be due from National Energy to PP&L.

        e.  Form of Loan Agreement among Charter Management, LLC and National
            Energy.   The Agreement recites at Sec. 2(A) that Charter will
            make advances to National Energy to finance a customer project, and that National Energy will have an obligation to repay
            Charter. Sec. 2(C) says that the payments from National Energy to Charter will be due "thirty (30) days following the day on which the related payments are due to be paid by the Customer..." but does not make National Energy's payment obligation contingent on actual payment by the Customer.

        f. Form of Energy Services Agreement among National Energy, Charter Management and a sample customer. The Agreement recites at Sec. 4 that the Facility will pay a fixed monthly Contractor's Energy Services Fee to the Contractors (i.e. National Energy and Charter) for the five year term of the Agreement. Per the Master Agreement, National Energy invoices and collects that fee. The Agreement further recites at Sec. 7(a) that the Customer may terminate the Agreement by paying the Termination Value listed on Exhibit B. The Termination Values represent an amortization schedule for the financing of the capital improvements. The effect, then, was that the financed amount was repaid by the Facility through the monthly Energy Services Fee, a portion of that fee being equal to the monthly reduction in "Termination Values," which represented an amortization of the financed amount.

     7. WE HAVE READ AND CONSIDERED YOUR RESPONSE TO OUR PRIOR COMMENT 32 AND YOUR DISCLOSURE IN NOTE 8 RELATING TO YOUR ADOPTION OF FIN 45.
WITH RESPECT TO YOUR GUARANTEE TO CHARTER, PLEASE EXPLAIN TO US HOW

Jorge Bonilla
November 15, 2005
Page 10


YOU CONSIDERED THE SCOPE EXCEPTION IN PARAGRAPH 7.F OF FIN 45. IT APPEARS FROM THE DISCLOSURE ON PAGE 5 AND 31 THAT THE COMPANY AND
CHARTER ARE UNDER THE COMMON CONTROL OF JOHN AND DEBORAH O'NEILL.

     7. Section 3(a) of FIN 45 states that FIN 45 applies to "contracts that contingently require the guarantor to make payments..." However, the obligation of National Energy to Charter with respect to the funds advanced to finance Facility upgrades is not contingent. For that reason, National Energy does not believe that FIN 45 is applicable. Hereafter the filings made by National Energy will avoid using any language that suggests that the relationship is a guaranty.

     8. WITH RESPECT TO YOUR GUARANTEE TO PPL, PLEASE EXPLAIN TO US HOW YOU CONSIDERED THE GUIDANCE IN PARAGRAPH 9.A AND 9.B OF FIN 45 RELATING
TO THE VALUE ASSIGNED TO THE LIABILITY RECOGNIZED.  ALSO, EXPLAIN TO
US THE SPECIFIC METHOD THAT YOU USE TO REDUCE THIS LIABILITY.

     Upon considering the nature of the PP&L financing, National Energy has determined that the characterization of National Energy as a "guarantor" were mistaken. The term "guaranty" implies that the obligation is contingent on the non-performance of the primary obligor. In the PP&L financing transaction, however, National Energy's obligations to PP&L were absolute, not contingent. Accordingly, paragraphs 9.a and 9.b of FIN 45 are not applicable. In future filings National Energy will remove all text that identifies National Energy's participation in the PP&L financings as a guarantee.

     As supplemental material we are delivering to you by courier two documents showing the accounting entries that National Energy records for these transactions: (1) a page titled "National Energy Services Company, Inc., The Elms Retirement Village," which shows the accounting for a single monthly payment, and (2) a document titled "Mortgage and Loan Analysis" showing the amortization of the note payable by National Energy in connection with the Elms Retirement Village financing. Although these documents specifically involve a financing by Charter, the accounting practices employed by National Energy are identical.

     Note 6.  Accounts Receivable, Page F-18
     ---------------------------------------

Jorge Bonilla
November 15, 2005
Page 11

     9. WE HAVE READ AND CONSIDERED YOUR RESPONSE TO OUR PRIOR COMMENT 25 RELATING TO RECEIVABLE AND PAYABLES THAT REPRESENT PASS THROUGH
AMOUNTS.  PLEASE ADDRESS IN SUFFICIENT DETAIL THE FOLLOWING
ADDITIONAL COMMENTS:

     - EXPLAIN TO US HOW THESE RECEIVABLES AND PAYABLES MEET EACH OF THE RECOGNITION CRITERIA OF CON 5.
     - TELL US THE SPECIFIC POINT IN TIME THAT YOU RECOGNIZE THESE RECEIVABLES AND PAYABLES.
     -  SHOW US THE ACCOUNTING ENTRIES THAT YOU RECORD FOR THESE TRANSACTIONS.
     - EXPLAIN TO US HOW YOU CONSIDERED FIN 39 WITH RESPECT TO THESE RECEIVABLES AND PAYABLES.

     9. The receivables and payables that represent pass-through amounts (i.e. those created in connection with financings funded by PPL or Charter Management) meet each of the recognition criteria in paragraph 63 of CON 5 thus:

     a. Each receivable and payable clearly meets the definition of asset and/or liability in the respect that the Company has a future economic benefit (receivable), and also has incurred a probable future sacrifice of economic benefit (payable).
     b. Each of the receivables and payables has a relevant attribute measurable with sufficient reliability. Each receivable and/or payable is accompanied by the related documentation to determine the realizable value.
     c. Each receivable and/or payable has relevance in that its existence would make a difference in an investor's, creditor's or other user's decision.
     d. Each of the receivables and/or payables consists of an amount that is reliable in the aspect that the amounts are faithful, verifiable, and neutral.

     Each receivable is recorded when the Facility signs the financing agreement and the purchased equipment has been installed in the Facility. Each payable is recorded when funding is received.

     As supplemental material, we are delivering to you by courier (a) a

Jorge Bonilla
November 15, 2005
Page 12


page titled "National Energy Services Company, Inc., The Elms Retirement Village," which shows the accounting for a single monthly payment on a pass-through transaction, and (b) a document titled "Mortgage and Loan Analysis" showing the amortization of the note payable by National Energy in connection with this sample financing.

     National Energy considered FIN 39 with respect to the PPL-related receivables and payables. Paragraph 6 of FIN 39 states that "(G)enerally, debts may be set off if they exist between mutual debtors each acting in its capacity as both debtor and creditor." With respect to the PPL-related notes, there were no debts between mutual debtors. Moreover, there was no legal right of setoff. Specifically, National Energy did not have any right to discharge all or a portion of the debt owed to PP&Lby applying against the debt an amount that a Facility owed to National Energy. Accordingly, FIN 39 is not applicable to the PPL-related notes.

Form 10-QSB for the quarterly period ended July 31, 2005
--------------------------------------------------------
Note 7  Long-Term Debt, page 10
-------------------------------

    10. PLEASE SHOW US THE ACCOUNTING ENTRIES THAT YOU RECORDED FOR THE BAD DEBT RESERVE, THE BANKRUPTCY RESERVE, AND THE THREE-YEAR
PROMISSORY NOTE FOR AGED OBLIGATIONS TO PPL. IT IS UNCLEAR IF THESE TRANSACTIONS AFFECTED THE RESULTS OF OPERATIONS.

    10. As supplemental material, we are delivering to you by courier the following documents containing the accounting entries recorded for the bad debt reserve, the bankruptcy reserve and the note to PPL for the aged obligations:

     -   "National Energy Services Company, Inc., Bad Debt Reserve"
     -   "National Energy Services, Loan Pay-off - PPL Bad Debt Reserve"
     -   "National Energy Services Company, Inc., Bankruptcy Reserve"
     -   "National Energy Services, Loan Pay-ff - PPL Bankruptcy Reserve"
     -   "National Energy Services Company, Inc., Aged Obligation to PPL"
     -   "National Energy Services, Loan Pay - PPL Aged Obligation"

Jorge Bonilla
November 15, 2005
Page 13


     In future filings National Energy will add a paragraph at the end of
Note 7, prior to the table, which will state:

        During the nine months ended July 31, 2005, the cumulative effect of the Company's obligations to PP&L on the Company's statement of operations was represented by an interest expense of $30,098.37.


                                      Sincerely,

                                      /s/ Robert Brantl
                                      -----------------
                                      Robert Brantl



                             ACKNOWLEDGEMENT
                             ---------------

     The undersigned, as President of National Energy Services Company, Inc., hereby acknowledges that:

     - National Energy is responsible for the adequacy and accuracy of the disclosure in the filings;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - National Energy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                           Yours,

                                           /s/ John A. Grillo
                                           -------------------------
                                           John A. Grillo, President